Exhibit 99.1

Fitch affirms Gerdau’s Investment Grade (BBB-)

Porto Alegre, July 22, 2011 - The rating agency FitchRatings affirmed on July 21, 2011, Gerdau’s Investment Grade (BBB-), with outlook stable.

According to the agency, “Gerdau’s investment grade ratings are supported by the company’s continued commitment to maintaining a conservative capital structure, as demonstrated by its recent public stock offering in April 2011.” Additionaly, “Further support the rating is Gerdau’s strategy of maintaining a strong liquidity position through-the-cycle” and “the company’s refinancing risk is considered low”.

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